UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 23, 2015

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

On December 23, 2015, NewLead Holdings Ltd. (the “Company”) held its Annual General Meeting for 2015 (the “Annual Meeting”). The matters on which the shareholders acted upon at the Annual Meeting was (i) the reappointment of EisnerAmper LLP as the Company’s independent auditors from the conclusion of the Annual Meeting until the close of the Company’s next annual general meeting; (ii) the re-election of Mr. Michail S. Zolotas as Class I director to hold office from the conclusion of the Annual Meeting until the Company’s 2018 annual general meeting; (iii) the election of Mr. Samuel Gulko as Class II director to hold office from the conclusion of the Annual Meeting until the Company’s 2017 annual general meeting; and (iv) to authorize the Board of Directors to effect a consolidation of the Company’s common shares at a ratio not less than 1-for-20 and not more than 1-for-1000 at any time prior to June 30, 2016. The results of such voting are set forth below.

Proposal 1: Reapointment of EisnerAmper LLP

For	Against	Withheld
1,615,657,368	4,764,647	1,148,992

Proposal 2: Re-election of Mr. Michail S. Zolotas as Class I director

For	Against	Withheld
1,612,773,465	7,868,397	929,144

Proposal 3: Election of Mr. Samuel Gulko as Class II director

For	Against	Withheld
1,614,275,759	6,153,435	1,141,812

Proposal 4: Authorization of Board of Directors to effect a consolidation of the Company’s common shares

For	Against	Withheld
1,608,114,605	11,967,151	1,489,250

The number of outstanding common shares of the Company as of the record date of the Annual Meeting on November 23 2015 was 2,679,942,148 (which included 847,914,732 shares of restricted stock). The number of outstanding common shares of the Company as of December 22, 2015 was 6,065,897,349 (which included 1,599,010,412 shares of restricted stock).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2015

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer